

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Chee Shiong (Keith) Kok
Chief Executive Officer
HHG Capital Corp
1 Commonwealth Lane
#03-20, Singapore, 149544

>   **Re: HHG Capital Corp**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 22, 2023**
>   **File No. 001-40820**

Dear Chee Shiong (Keith) Kok:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Ted Paraskevas, Esq.